UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of June 2019

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The information contained in this report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (333-226288) and Form S-8 (333-228465).

ABILITY INC.

As previously disclosed, on July 3, 2018, the Securities and Exchange Commission (“SEC”) issued Wells notices to Ability Inc. (the “Company”) and two of its officers, directors and controlling shareholders, Anatoly Hurgin and Alexander Aurovsky, in connection with the previously disclosed SEC investigation. On August 10, 2018, the Company and Messrs. Hurgin and Aurovsky made Wells submissions in response to the Wells notices. Subsequently, on June 18, 2019, a civil complaint was filed by the SEC against the Company, its subsidiary, Ability Computer & Software Industries Ltd, (“ACSI”), and Messrs. Hurgin and Aurovsky in the United States District Court for the Southern District of New York.  The complaint is a civil enforcement action and alleges violations of the antifraud provisions of the Securities Act of 1933 and Securities Exchange Act of 1934 (the “Exchange Act”) and the proxy solicitation provisions of the Exchange Act by Messrs. Hurgin and Aurovsky, ACSI and the Company in connection with the Company’s December 2015 transaction with Cambridge Capital Acquisition Corporation. The SEC seeks injunctive relief, disgorgement, and civil penalties and in addition, with respect to Mr. Hurgin only, an officer and director bar.

Since the filing of the Wells notices, and despite significant disagreements with the Staff of the SEC’s Division of Enforcement (the “Staff”) over the facts and the applicable law, the Company and Messrs. Hurgin and Aurovsky have been engaged in active discussions with the Staff to settle the foregoing matters. Prior to the filing of the civil action, the Company and Messrs. Hurgin and Aurovsky were in the final stages of reaching a settlement and the Company and Messrs. Hurgin and Aurovsky continue to seek to settle the action. However, there can be no assurance that a settlement will occur.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

Date: June 19, 2019

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